FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of May 2, 2003

TENARIS, S.A. (Translation of Registrant’s name into English)

TENARIS, S.A. 23 Avenue Monterey 2086 Luxembourg (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.-

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s announcing that its subsidiaries Tamsa and Confab published their results for the first quarter of 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2003

Tenaris, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Secretary

Gerardo Varela Tenaris 1-888 300 5432 www.tenaris.com

Tenaris Subsidiaries Tamsa and Confab Publish their Results for the First Quarter of 2003

Luxembourg, April 30, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) informs shareholders that Tubos de Acero de Mexico S.A. (AMEX: TAM and Mexico: TAMSA) (Tamsa), its operating subsidiary in Mexico, and Confab Industrial S.A. (BOVESPA: CNFB4) (Confab), its welded pipe subsidiary in Brazil, announced today their results for the first quarter of 2003. Tamsa reported a net income of MXP104.7 million and operating income of MXP374.0 million on net sales of MXP1,719.6 million for the quarter. Tamsa’s results are reported in Mexican pesos and its financial statements are prepared in accordance with Mexican accounting standards. Further information about Tamsa’s results can be found at www.tamsa.com.mx.

Confab reported a net income of R$21.2 million and operating income of R$47.6 million on net sales of R$291.9 million for the quarter. Confab’s results are reported in Brazilian reais and its financial statements are prepared in accordance with Brazilian accounting standards. Further information about Confab’s results can be found at www.confab.com.br.

The financial statements of Tamsa and Confab are consolidated in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris is scheduled to announce its results for the first quarter of 2003 on May 7, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.